Explanation of the report that the Company does not rule out the possibility of distributing additional dividends

Date of events: 2013/01/31

Contents:

1. Name of the reporting media: Apple Daily, Commercial Times

2. Date of the report: 2013/01/31

3. Content of the report: 1. Dividend for 2013 is estimated to be NT$4.6. 2. Capex for 2014 no less than that of of 2013, NT$37.2 billion. 3. Net income of 2014 will be paid out 100% as cash dividend in 2015. This 100% payout ratio could be carried out even earlier in 2014.

4. Summary of the information provided by investors: None

5. Company's explanation of the reportage or provided information: 1. The dividend to be distributed this year is still under consideration internally and will be announced upon the resolution of the Board of Directors. 2. The amount of Capex for 2014 will be disclosed upon completion of internal process for 2014 forecast. 3. The requirement of leagal reserve appropriation is related to our future operational result.

6. Countermeasures: None

7. Any other matters that need to be specified: None